Amdocs Limited NASDAQ: DOX Fiscal Q3 2022 Earnings Presentation August 3, 2022 Tamar Rapaport-Dagim CFO & COO Shuky Sheffer President & CEO Exhibit 99.2

Disclaimer The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it include information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, prevailing level of macroeconomic, business and operational uncertainty, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2021 filed on December 9, 2021, and our Form 6-K furnished for the first quarter of fiscal 2022 on February 14, 2022 and for the second quarter of fiscal 2022 on May 24, 2022. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, normalized free cash flow, revenue on a constant currency basis, non-GAAP net income and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax to be paid in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated August 3, 2022 with respect to earnings for fiscal Q3 2022. The press release contains additional information regarding Amdocs’ outlook for fiscal years 2022, 2023 and 2024 and certain non-GAAP metrics and their reconciliations.

Today’s Speakers Shuky Sheffer President & Chief Executive Officer Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer

Earnings call agenda 1 Strategy & Business Performance Update Shuky Sheffer, President & Chief Executive Officer 1 2 Financial Review & Outlook Tamar Rapaport-Dagim, Chief Financial Officer & Chief Operating Officer 3 Q&A

Strategy and Business Performance Update President & Chief Executive Officer Shuky Sheffer

Solid Q3 Results, Including Record Revenue and 12-Month Backlog Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Non-GAAP. See reconciliation tables in appendix $1.27 Above mid-point of guidance Up a healthy 10% YoY, $60M QoQ Record of $3.95B Record $1.16B, accelerated growth of 10.8% YoY(1) Record revenue at the mid-point of guidance, despite a greater than expected impact from FX headwind Revenue Non-GAAP EPS 2 12-month backlog

Robust sales Execution Q3 Operational Highlights R&D Continued to extend and expand our relationships with large, long-standing, and trusted customers Further expanded our footprint within major operators Strong levels of business activity led by another record quarter in North America Europe continues to be a strategic growth engine; project awards ramping up at key customers Consistent operating execution Deployed many project milestones on behalf of our customers Migrated ~ 27M customers as part of multi-year managed digital transformation project Millions of Brazilian subscribers in the full BSS quad play transformation Continuously bring our customers fresh innovation; accelerated R&D investment with a focus on cloud platforms Signed agreement to acquire to expand network portfolio to include end-to-end service and network orchestration to power the next generation of networks Germany

About MYCOM OSI Transaction rationale Provider of SaaS-based cloud network and service assurance solutions London HQ Additional offices in US, France, UAE, India & Singapore  Expands Amdocs’ network portfolio to include end-to-end service and network orchestration Brings key assurance capabilities, key ingredient in the race to deliver differentiated experiences within 5G. Executing on network automation, 5G and cloud - three of Amdocs’ core strategic pillars Working with top-tier CSPs worldwide including:  Follows successful recent deals in the network and cloud space Expect to close in Q1 fiscal 2023 for $188 million cash will expand our end-to end network portfolio

Progress in Strategic Domains

Strategic domain	Customer	wins	business value
Cloud **Journey to the cloud:** accelerate cloud adoption	AT&T cricket	Operations expansion	Expanded operations, development and testing, leveraging cloud-native tech
	T Mobile	Digital bill presentment	Cloud-based service provides a cost-effective solution, to personalize messages, boosting customer engagement, satisfaction and eco-friendly footprint
	dish	5G ops on AWS	5G ORAN rollout. Drive towards a more intelligent, open, virtualized and fully interoperable mobile cloud network
5G monetization Support exciting new 5G use cases	A1	Next-generation experiences and on-demand connectivity	POC completed demonstrating Amdocs' ability to drive next-generation experiences, on-demand connectivity and 5G network slicing monetization enabled by next-generation 5G standalone networks
Digital modernization Enhance customer experience and transform operations	vodafone Germany	Digital transformation	Accelerated the customer's digital transformation to harmonize customer experience and improve operating efficiency
	COMCAST	Bill presentment	Expanding Amdocs' bill presentment solution to support Business Services customers
Network automation Deliver and automate dynamic, real-time network-based services	SES	Service orchestration	Faster turn-around time for orders, reduced handover times and improved access to new products, services and tools
	américa móvil	Policy & charging	Delivering latest Policy & Charging products in several Latin American countries
Media **Monetize partner ecosystem** and retain customers' end-users; support content delivery and monetization	Major UK content provider	MarketONE	Launched a new platform for personalized and seamless access to premium on-demand content
	oi	Content services agreement	Expansion of multi-year content services agreement
	EDISON INTERACTIVE	Content services agreement	Vubiquity providing licensed premium content for hospitality industry
	ACI Worldwide	Subscription management	Turnkey integrated payments solution for subscription-based merchants

Confident in our unique business model Unique business model: mission-critical products and services, highly recurring revenue streams, and long-term customer engagements Amdocs is a key technology enabler, at the heart of operators’ multi-year 5G and cloud-driven investment cycle Enable customers’ revenue growth, automation, cost reduction and efficiency improvement Continue to see strong demand and rich pipeline of opportunity globally A B C D Operations Implementation services Platforms / Products Our differentiating secret sauce

Looking ahead:
On-track to achieve our accelerated growth targets

Record 12-month backlog and strong year to date financial performance:

FY2022 guidance

A **Revenue growth of** ~ 10%*
Pro forma, constant currency [1,2]

* Mid-point of 9.6%-10.6% guidance range

B **Non-GAAP [3] EPS growth of** ~ 12%*
Pro forma [(1)]

* Mid-point of 11.2%-12.5% guidance range

Positioning us to deliver **double-digit** shareholder returns for the second year running, including our dividend yield of ~ 2%

1. Pro forma excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period.
3. Pro forma non-GAAP diluted. See reconciliation tables in appendix.

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Enrich lives and progress society with creativity and technology Our Purpose Amdocs’ Commitment to Social Responsibility and Sustainability 2021-2022 Corporate Social Responsibility and ESG report Vubiquity providing technology for a new streaming platform with Signed Studios; provides premium quality sign language content for hearing-impaired First-ever ESG Webinar For analysts and investors presenting our CSR report impact and data on employee centricity, product sustainability, social impact, climate action, governance etc. Digital Inclusion Activities

I would like to acknowledge and thank all our customers, partners, shareholders, and communities for together working to create a better-connected world I want to especially thank our global and diverse base of incredibly talented employees for their devotion to turning the boldest ideas into reality

Financial Update & Outlook Chief Financial Officer & Chief Operating Officer Tamar Rapaport-Dagim

Q3 FY2022 Financial Highlights

Record revenue, +8.8% YoY as reported

4th straight quarter of ***+10%*** **YoY** revenue growth in pro forma constant currency[1][2]

Best-ever quarter in North America

Europe showing signs of ***acceleration***

Consistent non-GAAP operating margin while accelerating R&D investments

1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021.
2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
3. Non-GAAP. See reconciliation tables in appendix

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Q3 2022 Results

Q3 Revenue
$1,160 million
+8.8% YoY, +10.8% constant currency [2]
Midpoint of guidance
($1,140M - $1,180M)

Q3 Non-GAAP[3] Operating Margin
17.6%, flat QoQ
Above midpoint of annual target range of **17.2% - 17.8%,** and unchanged YoY

Q3 GAAP Diluted EPS
$1.04
Higher-end of guidance
($0.97 - $1.05)

Q3 Non-GAAP[3] Diluted EPS
$1.27
Above guidance midpoint
($1.23 - $1.29)

Q3 2022 Revenue vs. Guidance
$ Millions


Includes -$7M foreign currency headwind vs guidance
$1,160
$1,160
Original Q3F22 Guidance (midpoint)
Q3F22A

Q3 2022 Revenue by Region
$ Millions


Rest of World $226
Europe $146
North America $788

make it amazing

(1) (1) (1) 12-Month Backlog ~$3.95B Record-high level as of June 30, 2022 ~ +10% YoY, +$60M QoQ Leading Indicator Roughly 80% 12-month backlog typically covers ~80% of forward 12-month revenue 12-month backlog growth has accelerated year-over-year over the past several quarters (1) Record Quarterly 12-Month Backlog in Q3F22 $ Billions ~ +10% YoY +$60M QoQ Leading Indicators & Business Model Resiliency 12-month backlog includes: Anticipated revenue related to contracts Estimated revenue from managed services contracts Letters of intent Maintenance Estimated ongoing support activities

Leading Indicators & Business Model Resiliency

Managed Services

~$718M

Record-high level as of June 30, 2022
~ +10% YoY

Close to 100% managed services contract renewals

Record-High Managed Services Revenue in Q3F22
$ Millions

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects


$651
$718
~ +10% YoY
Q3F21
Q3F22

AT&T
cricket wireless

5-year managed services extension

Expands relationship to include incident management, next-gen digital catalog

Leverages latest cloud-native technologies

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Balance Sheet & Cash Flow Liquidity: Cash + Credit Facility $1.4 billion DSO’s 82 days +3 days YoY and +1 days QoQ DSO’s may fluctuate from quarter to quarter Deferred revenue > unbilled +$62 million YoY Deferred revenue: +$16M YoY Unbilled receivables: -$46M YoY Items fluctuate from quarter to quarter in line with normal business activities. Ample liquidity including available $500M revolving credit facility Baa2 Moody’s Remain committed to maintaining our Investment grade credit rating Q3 2022 Free cash flow(2) bridge Reported FCF vs. Normalized FCF, $ Millions Credit Facility Cash $650M senior note, maturing June 2030 *Figures may not sum due to rounding Non-GAAP. See reconciliation tables in appendix BBB S&P Cash, Credit Facility & Debt Position $ Millions, as of June 30, 2022 (1) Normalized free cash flow of $144 million Ample liquidity to support ongoing business needs while retaining the capacity to fund future strategic growth investments

Disciplined Capital Allocation

Reiterating normalized free cash flow (FCF) outlook of $650M in FY2022, equating to ~100% cash conversion

~6% normalized free cash flow yield[2]

Expect to return slightly more than ***100%*** of normalized free cash flow to shareholders in FY2022

Q3 2022 Cash Returned to Shareholders
$ Millions



Dividends, $49
Share repurchases, $100

As of June 30, roughly **$0.6B** of share repurchase authorization capacity remained

FY2022E Normalized FCF outlook[1]
$ Millions



$520
$110
$20
$650
Reported FCF
Israel campus
Other
Normalized FCF

Normalized FCF[1]: Three-year historical trend and FY2022E outlook



% Normalized FCF(1)/ Non-GAAP Net Income(1)
103%
88%
140%
100%
100%
% of Normalized FCF Returned to Shareholders
89%
100%
99%
FY2022E guidance: return slightly >100%
Normalized FCF(1) ($M)
$613
$527
$869
$650
FY2019
FY2020
FY2021
FY2022E (Guidance)

1. Non-GAAP. See reconciliation tables in appendix
2. Yield = expected normalized free cash flow of $650M in FY2022 as a percentage of Amdocs' market capitalization as of July 31, 2022

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FY2022 Outlook Q2 Fiscal 2022E Outlook Category Revenue $x,xxx - $x,xxx million GAAP EPS $x.xx - $x.xx Non-GAAP(2) EPS $x.xx - $x.xx Share Count xxx million Effective Tax Rate Non-GAAP(2) XXXX high-end of annual target range Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend yield (based on fiscal year end closing share price); FY2022E assumed midpoint of pro forma non-GAAP EPS outlook, and dividend yield based on proposed new quarterly rate of $0.395 as of share price on 11/2/21 Non-GAAP. See reconciliation tables in appendix Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Total Shareholder Return(3) Non-GAAP(2) Diluted EPS Growth YoY % + Dividend Yield FY21 and FY22E non-GAAP EPS growth is presented pro forma(1) (1)(4) (1)(4) 12.5% (1) (1) Tracking to guidance midpoint of ~12% YoY ~14%* *Non-GAAP pro forma EPS growth of 12%, plus ~2% dividend yield 3.0% On-track for pro forma(1) revenue (4) growth of ~10% YoY in FY2022E Positioned to deliver double-digit total shareholder returns for the second year running

Q&A

Q2 Fiscal 2022E Outlook Category Revenue $x,xxx - $x,xxx million GAAP EPS $x.xx - $x.xx Non-GAAP(2) EPS $x.xx - $x.xx Share Count xxx million Effective Tax Rate Non-GAAP(2) XXXX high-end of annual target range Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. Non-GAAP. See reconciliation tables in appendix Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Q4 Fiscal 2022 Outlook Category Revenue $1,145 - $1,185 million GAAP EPS $0.98 - $1.06 Non-GAAP(2) EPS $1.26 - $1.32 Share Count 123 million Effective Tax Rate Non-GAAP(2) Above high-end of annual target range of 13%-17% Full Year Fiscal 2022 Outlook Updated Previous Revenue growth As reported 6.2% - 7.2% 5.2% - 7.2% Revenue growth Pro forma(1), constant currency(3) 9.6% - 10.6% 8.0% - 10.0% Non-GAAP(2) EPS growth As reported 9.6% - 10.9% 7.3% - 10.3% Non-GAAP(2) EPS growth Pro forma(1) 11.2% - 12.5% 9.0% - 12.0% Operating Margin Non-GAAP(2) 17.2% -17.8% 17.2%-17.8% Effective Tax Rate Non-GAAP(2) 13.0% -17.0% 13.0%-17.0% Free cash flow(2) $520 million $500 million Normalized free cash flow(2) $650 million $650 million Q4 & FY2022 Outlook Firmly positioned to deliver double-digit total shareholder returns for the second year running

Appendix Reconciliation Tables

Reconciliation Tables Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture. Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020. The amounts under "Purchase of property and equipment, net” include proceeds from sale of property and equipment of $521 and $233 for the nine months ended June 30, 2022 and 2021, respectively.

Reconciliation Tables Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture. Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020. The amounts under "Purchase of property and equipment, net” include proceeds from sale of property and equipment of $521 and $233 for the nine months ended June 30, 2022 and 2021, respectively.

Reconciliation Tables Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture. Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020. The amounts under "Purchase of property and equipment, net” include proceeds from sale of property and equipment of $521 and $233 for the nine months ended June 30, 2022 and 2021, respectively.